LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                             WWW.LEGALANDCOMPLIANCE.COM

                                                 DIRECT E-MAIL:
                                                 LANTHONY@LEGALANDCOMPLIANCE.COM



                                 August 14, 2006

VIA FEDERAL EXPRESS AND
ELECTRONIC EDGAR FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Tia Jenkins, Senior Assistant Chief Accountant

RE:      Capital Solutions I, Inc.
         Form 10-KSB for Fiscal Year Ended Mary 31, 2005
         Form 10-QSB for Fiscal Quarter Ended February 28, 2006
         File No. 000-09879


Dear Ms. Jenkins:

We have electronically filed herewith on behalf of Capital Solutions I, Inc. ("Capital Solutions") Amendments No. 1 to the above-referenced 10-KSB and 10-QSB. The Amendments are marked with "R" tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendments No. 1 and the contents of this transmittal letter responsive to your comment letter dated July 25, 2006.


         1.   Amendment No. 1 reflects the requested change.

         2.   Amendment No. 1 reflects the requested change.

         3.   Amendment No. 1 reflects the requested change.



Legal & Compliance, LLC




By: /s/ LAURA ANTHONY
   ----------------------
   Laura Anthony, Esq.



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